Annual Report 2012 Cash Store FINANCIAL Cash Store FINANCIAL TSX:CFS NYSE:CSFS

OurFootprint (as at September 30, 2012)

CANADA

511 BRANCHES



Northwest Territories
Yukon
1
2
96
121
34
British Columbia
Alberta
Saskatchewan
24
Manitoba
178
Ontario
Quebec
Newfoundland and Labrador
13
3
Prince Edward Island
14
25
New Brunswick
Nova Scotia



25

UNITED KINGDOM

25 BRANCHES

CompanyInformation

Senior Officers

Gordon J. Reykdal
Chairman and Chief Executive Officer

Craig Warnock
Chief Financial Officer

Kevin Paetz
President and Chief Operating Officer
Canadian Operations

Barret J. Reykdal
President and Chief Operating Officer
United Kingdom Operations

Halldor Kristjansson
Senior Executive Vice President
Banking and Credit

Corporate Secretary

Jerry Roczkowsky
Vice President Compliance &
Corporate Secretary

Bankers

CIBC
Edmonton, Alberta

Independent Auditors

KPMG LLP
Edmonton, Alberta

Solicitors

Cassels Brock and Blackwell LLP
Toronto, Ontario

Investor Relations

Hayden IR
New York City—Minneapolis—Phoenix
csfs@haydenir.com

Transfer Agent

Computershare Investor Services Inc.

Listed

Toronto Stock Exchange
Trading symbol: CSF

New York Stock Exchange
Trading symbol: CSFS

Corporate Headquarters

15511-123 Avenue
Edmonton, AB T5V 0C3
T (780) 408-5110
F (780) 408-5122
Website: www.csfinancial.ca

Annual Meeting

Annual Meeting of Shareholders of The Cash Store Financial Services Inc. will be held in the Kodiak Room at the Chateau Nova Hotel located at 13920 Yellowhead Trail, Edmonton, Alberta on February 7th, 2013 at 9:00 a.m. (MST).

Board of Directors Chairman’s Report From the Chairman and Chief Executive Officer, Gordon J. Reykdal Gordon J. Reykdal Robert Gibson Edward C. McClelland Michael Shaw . Albert (A) Mondor Ron Chicoyne William C. (Mickey) Dunn Fiscal 2012 was a year of transition and transformation. We successfully executed our business plans while adjusting to industry changes in consumer protection regulations. These regulations changed how we conduct business, and, as a result, we have emerged as a stronger, more competitive Company. As we navigated through these adjustments, we returned to profitability by year-end and are now poised for additional growth and long-term, sustainable profitability going forward. This transition began on January 31, 2012, when we completed the issuance of $132.5 million aggregate principal amount of five-year Senior Secured Notes and used the proceeds to purchase loans receivable and other intangible assets from third-party lenders resulting in the Company’s shift from brokered lending to direct lending. This strategic business model transition has already provided us with greater leverage in our business model as our costs are primarily fixed and there is little incremental overhead. This positions us for higher levels of profitability in the future. We believe this transition will result in additional free cash flow annually. While there was a considerable adjustment involved in this transition, the Cash Store Financial team responded in a transparent and professional manner within a very short time frame. The significantly transformative events of the last year did not come without challenges, however. The complexity of our shift to on-balance sheet lending, from our previous role as a broker, ultimately led to a restatement of our financial results. The restatement came about after the Company subsequently determined that, under U.S. GAAP, approximately $36.8 million of the total consideration paid to acquire the portfolio of loans should be accounted for as a premium paid on acquisition. As a result, we have also increased loan loss provisions and adjusted our financial statements accordingly. Due to the restatement, we anticipate a tax credit of approximately $13.0 million which will be realized over time. For further details regarding the restatement, reference should be made to the Company’s press release issued December 10, 2012. Through this challenge, we have positioned Cash Store Financial for renewed profitability and growth in Fiscal 2013 and beyond. I am proud of the professionalism and speed with which our team responded to the significant changes and challenges of the past year. I want to congratulate and thank them all for their dedication to our shared goals over the past year. Return to Profitability and Improved Efficiency We currently operate under the Cash Store Financial and Instaloans banners and these are two of the strongest branded chains in the industry. We remain the largest provider of small-sum, short-term loans in the Canadian marketplace, with roughly 33% of market share based on branch count. At year-end, we operated 511 branches in over 200 Canadian communities. As approximately 15%

of the adult Canadian population is under-banked and underserved by traditional financial service providers, we see this as a prime opportunity to leverage our branch operations, deliver our ancillary financial products and services to these individuals and extend customer relationships beyond providing short-term loans.

We returned to profitability in the fiscal fourth quarter, which ended September 30, 2012. This was the result of higher revenues as well as improved efficiencies and leverage in our business model. Revenue increased sequentially for the second consecutive quarter, reaching $50.8 million in the fourth quarter, the highest quarterly level in more than two years. Loan volume reached a near-record $207.0 million in the fourth quarter. As a result, branch operating income, net income and EBITDA all recorded consecutive double digit sequential increases over the previous quarter.

To further improve profitability in FY2012, we consolidated 63 underperforming and geographically redundant branches across Canada. This allows us to better focus our resources as we execute our strategy. Along with the higher revenue and return to profitability, our productivity showed considerable improvement. Our resources are now being allocated and utilized more efficiently, as evidenced by branch operating income reaching $17.2 million in the fourth quarter, a 38.8% improvement from the fiscal third quarter. The Company also generated a $3.8 million positive gain in net income to a $0.4 million profit from a loss of $3.4 million in the prior quarter. Adjusted EBITDA increased 61.1% to $11.2 million from $7.0 million in the prior quarter. Diluted EPS returned to profitability to $.02 from ($0.20) in the prior quarter. The fourth quarter clearly demonstrated that operations have improved, and we are well-positioned for further improvements in fiscal 2013.

Accelerated Growth and Expanded Geographic Footprint

Opportunities for international growth are encouraging and the Company continued its investment in the United Kingdom. There are substantially fewer small-sum, short-term loan operations in our market segment in the UK, even though the country has twice the population of Canada. At year end, we operated 25 branches in the UK under the Cash Store brand and they are making steady progress. We believe our UK branches have the potential for higher revenue than our Canadian branches, on average, with similar profit margins, setting the stage for a very profitable expansion.

Delivered New Products to Our Marketplace

The shift to a direct-lending model is supported by our introduction of additional products, as we focus on building longstanding relationships with our loyal customers and growing our recurring revenue. Canadian consumers are underserved when it comes to banking, and we aim to fill this void, leveraging our solid reputation and our geographic presence throughout Canada.

During the year, we introduced our risk-tiered and graduated suite of Line of Credit products that enables consumers to re-build their credit rating and improve their financial circumstances. To date, these products are being offered in Manitoba, as an alternative to payday loans. In addition, at the end of 2012, together with our insurance partners, we piloted the introduction of a new product that offers term life insurance coverage of $10,000. We are planning a national launch of this new offering in 2013. This addition to our portfolio of products and services diversifies our revenue base, increases our recurring revenue stream, and extends customer relationships with another product that revolves or stays open, which will move us closer to being a traditional lender. Our target is to have ancillary fee-based revenue contribute 40% to 50% of total revenue within five years.

Looking Ahead

We continue to focus on our stated strategic priorities:

1. accelerate the direct lending model and reduce the cost of funding
2. continue to grow our Canadian operations and increase operational efficiency
3. introduce additional new products and diversify revenue
4. pursue international expansion in a measured fashion

We believe we can continue to reduce costs and leverage our branch operations and thereby deliver greater profitability to the bottom line. We also believe we have additional opportunities to open more branches in Canada in areas where our strong brand is recognized and where we already have a solid presence. We plan to venture further into a relatively underserved UK market. We will continue to introduce new products in fiscal 2013, including our on-line lending product, that should contribute more recurring revenue to the bottom line and support our evolution to a more diversified financial services provider.

I am confident that we will continue to successfully execute our strategic initiatives in 2013 and this will lead to long-term growth and sustainable profitability for the benefit of our shareholders. I appreciate our team's focus on our goals and the support of the Board as we meet the challenges - and opportunities - inherent in the ever-changing industry in which we operate.

Sincerely,

Gordon J. Reykdal
Chairman & Chief Executive Officer

Fiscal Year 2012

EBITDA ($ in millions)*


$4.1
($47.3)
$3.8
$8.6
Q1
Q2
Q3
Q4

EBITDA (adjusted – $ in millions)*


$9.4
$2.4
$7.0
$11.2
Q1
Q2
Q3
Q4

Fiscal Year 2012

BOI ($ in millions)*


$11.8
$1.8
$12.4
$17.2
Q1
Q2
Q3
Q4

EPS (diluted – $ in dollars)


$0.06
($2.35)
($0.20)
$0.02
Q1
Q2
Q3
Q4

*See page 3 of the Management Discussion and Analysis, dated September 30, 2012, for a discussion of our use of Non-GAAP Measures.